

September 16, 2013

Via E-Mail
Mr. Bernard L. Kasten Jr., M.D.
Chief Executive Officer and Interim Chief Financial Officer
GeneLink, Inc.
8250 Exchange Drive, Suite 120
Orlando, Florida 32809

>   **Re: GeneLink, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **Form 10-Q for the Quarter Ended March 31, 2013**
>   **Filed May 15, 2013**
>   **File No. 000-30518**

Dear Mr. Kasten:

We have reviewed your response letter dated September 5, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated in comment 1 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page 41

1. We note from your response to our prior comment 3 that you will file an amended Form 10-K with the name or signature of your certified public accounting firm. Please file this amended Form 10-K accordingly.

Notes to the Audited Financial Statements

Note 6. Stockholders' Equity, page 53

2. We note from your response to our prior comment 6 that because the 2,000,000
    performance warrants were issued in connection with a cash transaction, it was assumed
    that the fair value of the shares issued matched the cash market price at the time of
    issuance and the value of the accompanying warrants was negligible. However, in light
    of the fact that both stock and warrants were issued in return for cash in this transaction,
    and the stock was valued at the open private placement memo price, we are unclear as to
    how you determined that the warrants issued did not have any value. Please explain to us
    the method and assumptions used to determine the fair value of the warrants issued.

Note 11. Sale of Subsidiary and Licensing Agreements, page 59

3. We note from your response to our prior comments 8 and 9 that due to the uncertainty of
    future earn-out payments, you plan to record any earn-out payments on a cash basis as
    received. We also note that you recorded the $150,000 earn out payment received in the
    six months ended June 30, 2013 as revenue. Please explain to us why you believe it is
    appropriate to record this amount as revenue rather than part of gain on sale of a
    subsidiary, a component of non-operating income.

Form 10-Q for the Quarter Ended June 30, 2013

Statements of Cash Flows, page 6

4. We note from your statement of cash flows that for the six months ended June 30, 2013
    you issued warrants in exchange for corporate services and valued the transaction at
    $416,667. Please explain to us and revise to disclose the nature of this transaction and
    how you accounted for the warrants issued. As part of your response and revised
    disclosure, please tell us how you determined or calculated the fair value of the warrants
    issued.

5. We note from your statement of cash flows that adjustments to reconcile net loss to net
    cash used in operating activities includes an $87,500 adjustment for gain on settlement.
    We also note that this amount increases net cash used in operating activities. In light of
    the fact that this amount is a gain on the statements of operations, we would expect that it
    would decrease net cash used in operating activities on the statement of cash flows.
    Also, your discussion in MD&A indicates that the gain represents cash you received
    pursuant to a settlement agreement which presumably should not be reflected as an
    adjustment to reconcile net loss to net cash used in operating activities on the statement
    of cash flows. Please advise or revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief